Teva and Immuneering Announce Teva’s Purchase of 51% Equity Share of Genomic-Analysis Company
Transaction underscores Teva’s “personalized-medicine” approach to treatment optimization across a spectrum of specialty and generics development programs and lifecycle management initiatives

Teva gains exclusive rights to Immuneering’s cutting-edge analytics to advance treatments for diseases of the CNS

JERUSALEM & CAMBRIDGE, Mass. August 3, 2015—Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) and privately-held Immuneering Corporation today announced that the companies have entered into an agreement in which Teva will purchase a 51% equity share of the genomic-analysis company. Immuneering uses advanced proprietary techniques to identify hidden signals and biological insights across an array of genetic, genomic, and proteomic data that can direct research for enhanced discovery, development and clinical success.

Teva and Immuneering have worked together over the past several years to unlock significant findings into genetic biomarkers, therapy-specific gene expression signatures and breakthrough work in characterizing non-biological complex drugs (NBCDs). Teva’s majority holding in Immuneering provides right of first refusal in projects relating to the Company’s stated objective of developing, personalizing and improving treatment of disorders of the Central Nervous System (CNS).

“Immuneering brings together state-of-the-art analytics know-how with expertise in integrating multiple biologically- and clinically-relevant inputs,” said Michael Hayden, President, Teva Global R&D, and Chief Scientific Officer. “Their ability to cut through, link and interpret enormous and disparate data-sets is outstanding. This capability is invaluable in capturing difficult-to-find signals, confirming them in follow-up experiments, and informing decision-making that de-risks and optimizes development of therapeutic approaches. Simply put, by intensifying the relationship between Teva’s team, led by Dr. Iris Grossman, and the MIT-trained Immuneering team, we will be closer to helping match the right patient to the right medicine at the right time.”

“Patients who suffer from CNS diseases urgently need better medicines. Immuneering is pioneering new ways to use gene expression and genomic data to elucidate the biological mechanisms underlying both the development of disease, and the effectiveness of medicines,” said Ben Zeskind, Ph.D, CEO and Co-Founder of Immuneering. “Combining Immuneering’s technology platform and expertise with Teva’s world-class scientific knowledge, intensity, and devotion to patient benefit is a logical next step to build on the success of the Teva/Immuneering collaborations to date. This partnership represents an unprecedented and exciting new approach to improving the lives of patients with CNS diseases.”

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

About Immuneering

Immuneering Corporation, a privately held company, is a trusted advisor to the world’s leading pharmaceutical companies, pioneering new analyses to identify biological insights that improve patients’ lives. Immuneering’s team of experts provides advanced data analysis services using state of the art technologies including proprietary algorithms. Headquartered in Cambridge, MA with a second office in NYC, Immuneering is a rapidly growing company with seven years of experience analyzing data sets ranging from gene expression (microarray) data, to single-nucleotide polymorphism (SNP) data, to protein concentration data, to clinical meta data, to next-generation sequencing (NGS) data including RNA seq, exome sequencing, and whole genome sequencing. Using these data sets, Immuneering captures difficult-to-find signals, generates biological hypotheses, and designs follow-up studies, contributing to the development of medicines for patients with a wide range of serious diseases. http://www.immuneering.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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